

07001628

AB
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**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| OMB APPROVAL | |
|---|---|
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| Expires: | February 28, 2007 |
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# ANNUAL AUDITED REPORTED
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46868 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION



SEC MAIL RECEIVED PROCESSING
FEB 2 8 2007
WASH, D.C.
156
SECTION


NAME OF BROKER-DEALER:

Fairview Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| 023757 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

137 Rowayton Avenue
(No. and Street)

Rowayton (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Bruce G. Kinloch (203) 655-7100
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

MAR 1 2 2007

THOMSON FINANCIAL

76 Batterson Park Road (Address) Farmington (City) CT (State) (Zip Code)

**CHECK ONE:**
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*

SEC 1410 (06-02)

AB
3/9

# OATH OR AFFIRMATION

I, Bruce G. Kinloch, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Fairview Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Colleen M. Snow
Notary Public

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 12th day of February 2007
Colleen M. Snow
Notary Public
My Commission Expires April 30, 2009

COLLEEN M. SNOW
*NOTARY PUBLIC*
MY COMMISSION EXPIRES APR. 30, 2009

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditor's Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

# FAIRVIEW SECURITIES, INC.

## Financial Statements

## December 31, 2006



KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

**FAIRVIEW SECURITIES, INC.**

**December 31, 2006**

CONTENTS


KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

## INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Fairview Securities, Inc.

We have audited the accompanying statement of financial condition of Fairview Securities, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Securities, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17(a)-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 6, 2007

Members of:
Leading Edge Alliance • American Institute of Certified Public Accountants • Private Companies Practice Section • Connecticut Society of Certified Public Accountants
An Equal Opportunity Employer

**FAIRVIEW SECURITIES, INC.**
**Statement of Financial Condition**
**December 31, 2006**

Assets

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash | $ | 14,812 |
| Prepaid expenses | | 8,263 |
| **Total current assets** | $ | 23,075 |

**Liability and Stockholder's Equity**

| | | |
|---|---|---|
| **Current liability:** | | |
| Accounts payable and accrued expenses | $ | 738 |
| **Stockholder's equity:** | | |
| Capital stock - no par value; authorized 20,000 shares; 7,250 shares issued and outstanding | | 145,000 |
| Additional paid-in capital | | 83,442 |
| Deficit | | (206,105) |
| **Total stockholder's equity** | | 22,337 |
| **Total liability and stockholder's equity** | $ | 23,075 |

The accompanying notes are an integral part of the financial statements

**FAIRVIEW SECURITIES, INC.**
**Statement of Operations**
**For The Year Ended December 31, 2006**

| | |
|---|---|
| **Revenue:** | |
| Commissions | $ 1,264,170 |
| **Expenses:** | |
| Administrative service fee | 1,225,172 |
| Licenses and registration | 21,351 |
| Professional fees | 19,677 |
| Other expenses | 7,124 |
| **Total expenses** | 1,273,324 |
| **Net loss** | $ (9,154) |

The accompanying notes are an integral part of the financial statements

**FAIRVIEW SECURITIES, INC.**
**Statement of Changes in Stockholder's Equity**
**For The Year Ended December 31, 2006**

| | Common Stock | Additional Paid-in Capital | Deficit | Total |
|---|---|---|---|---|
| **Balance, beginning** | $ 145,000 | $ 83,442 | $ (196,951) | $ 31,491 |
| Net loss | - | - | (9,154) | (9,154) |
| **Balance, ending** | $ 145,000 | $ 83,442 | $ (206,105) | $ 22,337 |

The accompanying notes are an integral part of the financial statements

**FAIRVIEW SECURITIES, INC.**
**Statement of Cash Flows**
**For The Year Ended December 31, 2006**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (9,154) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| (Increase) decrease in: | | |
| Prepaid expenses | | 2,619 |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | (4,969) |
| **Net cash used in operating activities** | | (11,504) |
| **Net decrease in cash** | | (11,504) |
| **Cash, beginning of year** | | 26,316 |
| **Cash, end of year** | $ | 14,812 |

The accompanying notes are an integral part of the financial statements

# FAIRVIEW SECURITIES, INC.
## Notes To The Financial Statements
## For The Year Ended December 31, 2006

### Note 1 - Summary of Significant Accounting Policies:

#### Organization

Fairview Securities, Inc. (the "Company") is a Connecticut Corporation formed on November 12, 1993. The Company's business activities include raising capital from institutional investors for investment funds or advisors. The Company provides consulting and sales support services to Registered Investment Advisors. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is registered to do business in the following states: Alabama, California, Colorado, Connecticut, District of Columbia, Florida, Georgia, Hawaii, Illinois, Iowa, Maryland, Massachusetts, Michigan, Minnesota, Missouri, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, Texas, Virginia, Washington and Wisconsin.

#### Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis in which revenues are recognized upon satisfaction of the contingency.

#### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

### Note 2 - Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2006, the Company had net capital of $14,074, which was $9,074 in excess of its requirements. The Company's ratio of aggregate indebtedness to net capital was 0.0525 to 1.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

**Note 3 - Related Party Transactions:**

The stockholder of the Company owns 100% of an LLC, Fairview Partners, LLC (F.P.). On January 1, 2006, a written agreement was signed between F.P. and the Company that calls for $30,000 to be paid by F.P. to the Company as an administrative service fee. The terms of the agreement are renewable annually. The Company executed an expense sharing agreement with F.P. whereby the Company will pay 5% of certain expenses (salary, telephone, rent, computer services, depreciation, and postage). The total expenses paid to F.P. under the agreement were $5,726 for the year ended December 31, 2006.

**Note 4 - Income Taxes:**

Effective November 12, 1993, the Company obtained Internal Revenue Service approval to be taxed as an "S" Corporation; therefore, there is no provision for Federal corporate income taxes as the income is taxed to the stockholder. "S" Corporations are no longer taxable in the State of Connecticut; therefore, there is no provision for income taxes.

**FAIRVIEW SECURITIES, INC.**
**Computation of Net Capital**
**For The Year Ended December 31, 2006**

| | | |
|---|---|---|
| **Total ownership equity from statement of financial condition** | $ | 22,337 |
| Deductions and/or charges: | | |
| Total nonallowable assets from statement of financial condition | | 8,263 |
| **Net capital** | $ | 14,074 |

**FAIRVIEW SECURITIES, INC.**
**Notes to Computation of Net Capital**
**For The Year Ended December 31, 2006**

1 **Nonallowable assets:**

| | |
|---|---|
| Nonallowable assets from the statement of financial condition: | $ 8,263 |

2 **Net capital reconciliations:**

| | |
|---|---|
| **Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2006** | $ 14,074 |

There was an audit adjustment to prepaid expenses which did not affect the computations above at December 31, 2006.

**FAIRVIEW SECURITIES, INC.**
**Computations of Basic Net Capital Requirements**
**and Aggregate Indebtedness**
**For The Year Ended December 31, 2006**

| | | |
|---|---|---|
| Minimum net capital required (6 2/3% of $738) | $ | 49 |
| Minimum net capital requirement of reporting broker or dealer | $ | 5,000 |
| Net capital requirement | $ | 5,000 |
| Excess net capital | $ | 9,074 |
| Excess net capital at 1000% (Net capital less: 10% of aggregate indebtedness) | $ | 14,000 |
| Computation of Aggregate Indebtedness: | | |
| **Total aggregate indebtedness** | $ | 738 |
| **Ratio of aggregate indebtedness to net capital** | | 0.0525 |



KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors
Fairview Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Fairview Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


KOSTIN,
RUFFKESS
& COMPANY, LLC



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal control and procedures for safeguarding of cash and securities possible in a larger organization are not practical in an organization of this size

The President of the Company is aware of the weakness in the internal control; however, due to the size of the Company, it is not practical to have additional employees. In addition, the President will review all transactions and books of original entry.

With the exception of the foregoing, our study and evaluation disclosed no other conditions that we believe to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Kostin, Ruffkess & Company, LLC*

Farmington, Connecticut
February 6, 2007

END